Exhibit 99.1

Uppsala July 2, 2019

PRESS RELEASE

Oasmia appoints new CMO

Nina Heldring, PhD, has today been appointed as acting CMO of Oasmia Pharmaceutical AB. Nina Heldring has 20 years of experience with pre-clinical and clinical medical research from renowned academic institutes and the pharmaceutical industry. Previous acting CMO, Sven Rohmann, was appointed acting CEO of Oasmia as of July 1.

“With Nina we have an experienced CMO with extensive knowledge of the exciting product platform of Oasmia. I look forward to work with her in the commercialization phase that we now enter”, comments Sven Rohmann, CEO of Oasmia.

“I am really enthusiastic about the opportunity to lead the Oasmia medical team. Moreover, it is very encouraging to continue the work with developing new effective forms of drugs with a possibility for a more favorable side effect profile. We have a technology platform that have a true potential to make a lot of difference within the oncology field”, says Nina Heldring, acting CMO of Oasmia.

About Nina Heldring:

Nina Heldring, PhD, has served as Head of Clinical Development at Oasmia since 2016. She has 20 years of experience with pre-clinical and clinical medical research from renowned academic institutes and the pharmaceutical industry. She has a Masters degree in biomedicine and a PhD in medical science from the Karolinska Institute, Stockholm.

For more information:

Investor Relations Oasmia

E-mail: IR@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).